Immucor, Inc.

3130 Gateway Drive

P.O. Box 5625

Norcross, Georgia 30091

Phone: (770) 441-2051

Fax: (770) 441-3807

March 6, 2009

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Immucor, Inc.
Form 10-K for Fiscal Year Ended May 31, 2008, Filed on July 24, 2008
Form 10-Q for the Quarterly Period Ended November 30, 2008, Filed January 8, 2009
File No. 000-14820

Dear Mr. Rosenberg:

This letter is in response to your letter dated February 12, 2009 to Immucor, Inc. Your letter included six comments to which we have responded below. For your convenience, we have set forth the comment and provided our response immediately thereafter.

Form 10-K for Fiscal Year Ended May 31, 2008

Item 1. Business

Suppliers, page 8

Comment One

You disclose that the Company is dependent on two manufacturers of instrumentation for its product and that, should the supply be interrupted and alternate suppliers necessary, the commencement of supply could take several years. Given the significance of these supply relationships, please file your agreements with Bio-Tek Instruments and Stratec Biomedical AG as exhibits to your 10-K pursuant to Item 601(b)(10) of Regulation S-K.

Response

While our relationships with our instrument manufacturers are significant, our business is not substantially dependent on these relationships or the related contracts because there are other manufacturers that could supply these instruments after a reasonable transition period, and the financial impact from losing our current manufacturers would not be material to the Company. Therefore, we do not believe that we are required to file these contracts under Item 601(b)(10) of Regulation S-K.

Alternative Manufacturers: We have elected not to dual source our Galileo or Echo instruments because we consider our primary exposure to be the sudden bankruptcy of the single-source suppliers. We believe that we have performed sufficient financial diligence on these suppliers and believe them to be financially sound. We believe that a sudden bankruptcy is unlikely for either supplier. However, we have identified alternative manufacturers that could produce the instruments. In the event of financial problems with our current instrument suppliers, we would expect to negotiate the transfer of the technology to an alternative manufacturer and that it would take between 18 months and 24 months to begin production with the new supplier. In addition, we have on-hand inventories of both instruments as well as replacement parts that would allow us to continue normal operations for a reasonable period of time while a new supplier begins production.

Financial Impact: The financial impact from losing our current manufacturers would not be material because instrument revenues from the rental or sale of instruments are a relatively modest part of overall net sales. In the event we needed to change instrument suppliers, we would be temporarily delayed in expanding our business but we do not believe that our current base business, which primarily consists of reagent sales and the recognition of instrument revenue on existing instrument placements, would be impacted.

The majority of our business comes from our reagents, which we manufacture. Fiscal 2008 reagent revenue as disclosed in our Form 10-K for the fiscal year ended May 31, 2008 was $232.5 million, or 89% of total revenue.

Instrument net sales for fiscal 2008 as disclosed in our Form 10-K were $27.0 million. Of that amount, approximately $19 million, or approximately 7% of overall net sales, related to revenue from the rental or sale of instruments. The remainder of instrument net sales related to service contracts for instruments already installed.

If the supply of instruments was interrupted by a change in suppliers, most instrument-related revenue would nevertheless continue during the transition. The majority of our instrument revenue from sales of new instruments is deferred or recognized as a rental program, which in both cases would appropriately continue to be recognized over the remaining term of the customer agreements.

Future Disclosure: In response to this comment, we intend to clarify our disclosure in future filings to reflect that in the event our current instrument suppliers experience financial problems that prevent them from continuing to produce our instruments, we believe it would take in the range of 18 months to 24 months to transfer the technology and begin production with new instrument suppliers. Additionally, our disclosure in future filings will reflect that we believe a change in instrument suppliers would not have a material financial impact on our existing business.

Proxy Statement Pursuant to Section 14(a) for 2008 Annual Meeting of Shareholders

Item 13. Certain Relationships and Related Transactions, page 9

Comment Two

Pursuant to Item 601(b)(10) of Regulation S-K, please file as an exhibit to your 10-K the agreement governing the payment of $1,400,000 in fees by the Company to TM Capital Corp for the consummation of the BioArray transaction.

Response

We do not believe that the TM Capital Corp. agreement represents a material agreement required to be filed as an exhibit under Item 601(b) of Regulation S-K. Specifically, we believe that the agreement, which was terminated in 2008, was not an agreement on which our business was substantially dependent, and that it does not fall into any other category described in Item 601(b)(10)(ii). While one of our directors, Michael Goldman, was a principal of TM Capital while the agreement was in effect, the agreement was with TM Capital, not with Mr. Goldman in an individual capacity.

Historically we have regularly reported, under Item 404 of Regulation S-K, Mr. Goldman’s association with TM Capital as well as payments made to TM Capital under the agreement. Effective August 4, 2008, Mr. Goldman resigned from our board of directors. As such, we do not believe that either TM Capital or Mr. Goldman qualify as a “related person” under Item 404 for periods subsequent to August 4, 2008.

We will continue to disclose Mr. Goldman’s association with TM Capital as well as payments made to TM Capital under the agreement where such disclosure is required.

Form 10-Q for the Quarterly Period Ended November 30, 2008

2. Acquisitions, page 7

BioArray

Preliminary Purchase Price Allocation

Comment 3

Part 1: Please describe in more detail the specific products and/or systems that are included in your “Developed product technology” valuation of $51 million. Disclose the fair values assigned to each product or major intangible asset class.

Response

As we stated in our Form 10-Q for the period ended November 30, 2008, “we acquired the broad intellectual property portfolio (that) BioArray has generated through its substantial investments in research and development, including approximately 100 issued or pending patents.” Through the development of technologies supported by the patents, BioArray developed a novel and flexible technology platform that allows for a variety of DNA-based testing. The platform combines semiconductor technology, microparticle chemistry and molecular biology to bring a high degree of flexibility and performance to quantitative DNA and protein analysis.

Using this technology platform, BioArray offers complete assay solutions called the BeadChipTM system. The BeadChip system includes BeadChips featuring proprietary array designs as well as an automated Array Imaging System with “snapshot” image acquisition and the ImageStudioTM suite of integrated image analysis programs. The resulting integrated assay delivery system enables users to simultaneously perform dozens of customized tests on each patient sample in an automated fashion, a key advantage of the platform. We believe this versatility makes the BeadChip format ideally suited to a wide scope of applications.

The developed technology is a technology portfolio that supports a single product platform – the BeadChip system. The BeadChip system is sold as a product platform that has a number of applications. It was not possible to identify income streams associated with the various technologies within the portfolio. As such, the asset was valued as a single portfolio of technologies and no subdivision of the $51 million total value is available.

Part 2: Explain what is meant by “molecular diagnostic systems infrastructure” and how it relates to the “BeadChip system” and “transfusion genotyping system” (page 20).

Response

The terms “molecular diagnostic systems infrastructure,” “BeadChip system,” and “transfusion genotyping system” all refer to BioArray’s one product platform, which is described in the response to Part 1 above.

Part 3: Clarify that each of the products and/or systems included in the “Developed product technology” were complete and had achieved FDA approval at the date of acquisition.

Response

As noted above, the developed product technology essentially comprised a technology portfolio that supports a single product platform. As of the acquisition date, the product was being sold to and used by a number of customers for research only purposes, which does not require FDA approval. We are in the process of developing an automated instrument for the further commercialization of the BioArray solution. Although not required for research only use, we expect to seek FDA and CE Mark approval once the automated instrument is developed to facilitate the wider commercialization of the product. While there is some risk that the FDA licensing or CE Mark process would not be successful, we did not consider this regulatory risk to be significant enough to classify the technology portfolio as in-process research and development.

Part 4: Provide support for your determination of an estimated life of 17 years for these products.

Response

We utilized a third-party provider to assist us with the valuation of the acquisition and the corresponding allocation of purchase price. In accordance with the guidance provided in SFAS No. 142, “Goodwill and Other Intangible Assets,” paragraph 11, the estimated useful life of the developed product technology was based on an analysis of all pertinent factors, including the following:

1.	Historical experience with a broadly comparable technology

We believe that the Coulter Counter, which was developed by Coulter Corporation (the predecessor company to Beckman Coulter), is a broadly comparable piece of equipment. The Coulter Counter radically changed hematology by allowing more accurate and faster Complete Blood Count (CBC) analysis. The first Coulter Counter came out in the late 1960s. Competing instruments were introduced to the market in the mid-1980s, after the Coulter Counter patents began to expire in the early 1980s. This competition forced enhancements to the basic technology so that the proportion of economic benefit driven by the core technology of the original Coulter Counter began to decline at that time, which was approximately 17 years after its introduction.

2.	Patents and competition

The key patents related to the developed product technology generally expire 10 years from the acquisition date. We believe that our technology will be entrenched at the time the patents expire so that even though competitors would gain access to the intellectual property, customers would be relatively slow to switch to comparable, competing equipment once developed. It is our experience that customers are reluctant to switch to competing equipment because of the expense as well as the process reengineering and staff retraining required to change.

3.	Market studies

No market studies were performed with respect to the expected useful life or the life cycle of the technology and we are not aware of any studies prepared for any other purpose that would support any life cycle assumptions.

Based on the analysis of the factors listed above, we believe that a useful life of 17 years to the developed product technology most closely reflects the period of over which the technology will contribute to the Company’s cash flows.

Future Disclosure: In response to this comment, we intend to clarify our disclosure in future filings to more clearly disclose what the BeadChip system is and its application in the testing of blood for transfusions.

Comment Four

It appears that BioArray was engaging in a number of R&D products at the date of acquisition. Explain why no value was identified and assigned to these “in-process research and development” projects.

Response

As part of the acquisition, the rights for the application of BioArray’s developed product technology outside the fields of transfusion and transplantation were transferred to a new company, in which we have only a minority (less than 20%) interest. Research and development projects that BioArray was working on as of the acquisition date were for applications of the technology unrelated to Immucor’s field of use. Therefore, these projects were not acquired by Immucor.

As of the acquisition date, there were no research and development projects in process to which Immucor had the rights. Consequently, no value was assigned to in process research and development as part of the purchase price allocation.

Comment Five

We note that cost of sales excludes amortization of acquired developed product rights. Please include a parenthetical disclosure after the caption cost of sales that discloses this omission. Gross profit presentation and discussion throughout the filing should be avoided unless amortization of acquired developed product rights is included in cost of sales or the disclosure makes clear the exclusion.

Response

We agree with the Staff’s comment and will include a parenthetical disclosure after the caption Cost of Sales in our future filings that discloses that cost of sales excludes amortization of acquired developed product technology. We will also appropriately disclose in our future filings that gross margin excludes the amortization of acquired developed product technology.

Comment Six

Provide the disclosure required by paragraph 51b of FAS 141 to explain what the goodwill represents and why it is so large considering your statement (page 21) as follows: “We do not expect BioArray to make a material contribution to revenues in the near term, and we expect to spend a significant amount during fiscal 2009 on the development of the next generation automated instrument.”

Response

We believe that molecular immunohematology, or the DNA analysis of blood for the purposes of transfusions, will revolutionize future blood bank operations. Specifically, BioArray spent 10 years developing the BeadChip system and we believe that BioArray is significantly ahead of other players in this field. The BeadChip system is currently a labor intensive process and the lack of a more automated instrument on which to run the tests hinders the technology’s full scale commercialization.

The purchase price for BioArray was based on two years of discussions between BioArray and Immucor and reflects the significant opportunity that both companies believe this technology represents for future growth in both the fields of transfusion and transplantation. Goodwill was the most significant allocation of purchase price, followed by developed technology, which represents the BeadChip system. BioArray developed this ground-breaking technology but lacked the infrastructure to commercialize it. One of Immucor’s strengths lies in the commercialization of technology through automation. We believe that the combination of the two companies brings together their separate strengths to create opportunities for growth that neither company would have on its own.

Regarding near term revenue related to BioArray, the BeadChip system is in over 40 healthcare facilities for research applications. These installations represent the revenue currently reflected in the “molecular immunohematology” line in our Results of Operation – Net Sales discussion beginning on page 22 of our Form 10-Q for the period ended November 30, 2008. Historically it has taken us about 3 years to complete the development of an automated instrument. Once the automated instrument is developed and FDA and CE Mark approved, opportunities for commercialization of the product will be significantly enhanced. Consequently, we expect relatively modest revenue growth for BioArray’s products in the first few years post-acquisition, but more significant growth in the years following introduction of the automated instrument.

Our strength in automation combined with our FDA licensing and CE Mark process experience, our established distribution network, our sales and marketing capabilities as well as our financial resources will help drive future sales of the BioArray technology. We will be selling the technology into our current customer base as it is a complementary offering to our current product offering. Additionally, we will explore the application of the technology in the field of transplantation. We believe that these future sales will justify the purchase price paid in this transaction.

While we believe that the above synergies between BioArray and Immucor are significant, we acknowledge that other market participants would likely have generated some significant level of synergies with BioArray and would have been prepared to pay a significant premium for the company over the developed technology value alone.

Future Disclosure: Our disclosures on page 21 of our Form 10-Q for the period ended November 30, 2008 were meant to address the requirements of paragraph 51b of FAS 141. In future filings, we will expand our discussion related to the significant amount of goodwill for the BioArray acquisition, as follows:

We believe that molecular immunohematology, or the DNA analysis of blood for the purposes of transfusions, will revolutionize future blood bank operations. Our acquisition of BioArray provides new, strategic growth markets for the Company in both our current market of transfusion through an offering complementary to our current product offerings as well as the potential new market of transplantation. The purchase price for BioArray, and the resulting goodwill, reflects the significant growth opportunities that both companies believe BioArray’s technology and the combination of our companies’ complementary strengths represents for future growth.

Our leadership in blood banking industry automation and BioArray’s leadership in molecular diagnostic systems for specialty transfusion applications should allow us to develop and deliver more precise molecular immunohematology solutions to enhance patient outcomes. We also believe our proven strength in developing automated instruments combined with our FDA licensing and CE Mark process experience, our established distribution network, our sales and marketing capabilities as well as our financial resources will generate enhanced long-term growth opportunities for the commercialization of BioArray’s BeadChip™ system.

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We acknowledge that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2)	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of United States.

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If you have any additional questions, I can be reached during regular business hours at (770) 225-8532. Thank you.

Respectfully,

/s/ Richard A. Flynt

Chief Financial Officer